UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spanish Broadcasting System, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

846425833
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425833

1.	Names of Reporting Persons

Bardin Hill Investment Partners LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		416,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 416,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

416,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

IA, PN

CUSIP NO. 846425833

1.	Names of Reporting Persons

Halcyon Management Holdings GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		416,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 416,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

416,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

HC, OO

CUSIP NO. 846425833

1.	Names of Reporting Persons

HCN LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		292,540
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 292,540
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

292,540

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.9%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 846425833

1.	Names of Reporting Persons

HCN GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		292,540
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 292,540
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

292,540

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.9%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 846425833

1.	Names of Reporting Persons

Bardin Hill Event-Driven Master Fund LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		123,460
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 123,460
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

123,460

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.9%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 846425833

1.	Names of Reporting Persons

Bardin Hill Fund GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		123,460
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 123,460
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

123,460

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

2.9%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 846425833

1.	Names of Reporting Persons

Jason Dillow

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. [ ]
b. [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		416,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 416,000
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

416,000

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.8%

12.	Type of Reporting Person (See Instructions)

HC, IN

Item 1(a).	Name of Issuer:

Spanish Broadcasting System, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

7007 N.W. 77th Avenue
Miami, Florida 33166

Item 2(a), 2(b) and 2(c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

This statement is filed by Bardin Hill Investment Partners LP (formerly known as Halcyon Capital Management LP) (“Bardin Hill Partners”), a Delaware limited partnership, Halcyon Management Holdings GP LLC (“Halcyon Management”), a Delaware limited liability company, HCN LP (“HCN”), a Cayman Islands exempted limited partnership, HCN GP LLC (“HCN GP”), a Delaware limited liability company, Bardin Hill Event-Driven Master Fund LP (“Bardin Hill Master Fund”), a Cayman Islands exempted limited liability partnership, Bardin Hill Fund GP LLC (“Bardin Hill GP”), a Delaware limited liability company, and Jason Dillow, a United States citizen (collectively, the "Reporting Persons")

The address of the principal business office of each of the Reporting Persons is 477 Madison Avenue, 8th Floor, New York, NY 10022.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 (the “Shares”).

Item 2(e).	CUSIP Number: 846425833

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

(a)	Amount beneficially owned by each of Bardin Hill Partners, Halcyon Management and Mr. Dillow: 416,000 Shares.
(b)	Percent of class: 9.8%.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	416,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	416,000
(iv)	Shared power to dispose or to direct the disposition of	0

(a)	Amount beneficially owned by each of HCN and HCN GP: 292,540 Shares.
(b)	Percent of class: 6.9%.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	292,540
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	292,540
(iv)	Shared power to dispose or to direct the disposition of	0

(a)	Amount beneficially owned by each of Bardin Hill Master Fund and Bardin Hill GP: 123,460 Shares.
(b)	Percent of class: 2.9%.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	123,460
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	123,460
(iv)	Shared power to dispose or to direct the disposition of	0

The securities reported herein are directly held by HCN LP and Bardin Hill Master Fund (collectively, the “Funds”).  Bardin Hill Partners is the investment manager of each of the Funds, and pursuant to Investment Management Agreements, Bardin Hill Partners exercises voting and investment power over securities directly held by the Funds.  Halcyon Management is the general partner of Bardin Hill Partners.  HCN GP is the general partner of HCN.  Bardin Hill GP is the general partner of Bardin Hill Master Fund.  Jason Dillow is the Chief Executive Officer and Chief Investment Officer of Bardin Hill Partners.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019
Bardin Hill Investment Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holding GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Bardin Hill Event-Driven Master Fund LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Bardin Hill Fund GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

/s/ Jason Dillow

Exhibit 99.1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G (including additional amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of Spanish Broadcasting System, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

 Dated:  February 14, 2019

Bardin Hill Investment Partners LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Halcyon Management Holding GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Bardin Hill Event-Driven Master Fund LP

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Bardin Hill Fund GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

By:	/s/ Jason Dillow